UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
WeWork c/o New Found Gold Corp. 555 Burrard Street Vancouver, British Columbia Canada V7X 1M8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated July 11, 2024 - NEW FOUND INTERCEPTS NINE NEW GOLD ZONES SPANNING 3KM IN STRIKE, DOUBLES KNOWN VERTICAL EXTENT OF GOLD MINERALIZATION TO 820M DEPTH AT QUEENSWAY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	July 11, 2024	By:	/s/ Collin Kettell
Collin Kettell
Chief Executive Officer